EXHIBIT (a)(10)

[Quanta Services, Inc. Logo]

March 13, 2003

Dear Eligible Option Holder:

We are pleased to inform you that effective March 10, 2003, we accepted for exchange options to purchase an aggregate of 6,755,925 shares of common stock. As a result, an aggregate of 3,016,038 shares of restricted stock have been issued in the exchange to eligible option holders, like you, who tendered options for exchange.

Effective March 10, 2003, you are the owner (subject to the terms of your restricted stock award), of the number of shares of restricted stock set forth on the Signature Page to the Letter of Transmittal previously sent to you. We anticipate providing you with a copy of your new restricted stock award within four to six weeks. You will also receive evidence of the issuance of your shares of restricted stock from our transfer agent, American Stock Transfer & Trust Co.

If you have any questions concerning the exchange, please leave a message for the Stock Option Exchange Team at 713-985-6499 or 866-7QUANTA(778-2682) or email the Team at StockOptionExchangeTeam@quantaservices.com.

Very truly yours,

John R. Colson Chairman of the Board and Chief Executive Officer